SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               EDT Learning, Inc.
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)


                                   26841E 10 7
                                 (CUSIP Number)


                                 Barry W. Blank
                                 P.O. Box 32056
                                Phoenix, AZ 85064
                                 (602) 230-0200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 29, 2002
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d(f), or 240.13d(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                        -------------------
CUSIP NO. 26841E 10 7             SCHEDULE 13D               Page 2  of  9 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Barry W. Blank
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     2,290,900
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     N/A
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       2,290,900
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     N/A
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,290,900 (includes 190,000 shares that may be issued on exercise of warrants received as commission by Mr. Barry W. Blank in his capacity as an affiliate of the Placement Agent, Murphy & Durieu, 72,400 shares of EDT's Common Stock and the right to buy 2,000,000 shares upon conversion of a Convertible Redeemable Subordinated Note and attached Warrant owned by the Barry W. Blank Trust and 28,500 shares owned by the Barry W. Blank, IRA)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    12.17%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

---------------------                                        -------------------
CUSIP NO. 26841E 10 7             SCHEDULE 13D               Page 3  of  9 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Barry W. Blank
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     190,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     N/A
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       190,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     N/A
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    190,000
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.01%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

---------------------                                        -------------------
CUSIP NO. 26841E 10 7             SCHEDULE 13D               Page 4  of  9 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Barry W. Blank Trust
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     2,072,400
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     N/A
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       2,072,400
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     N/A
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,072,400
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.01%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

---------------------                                        -------------------
CUSIP NO. 26841E 10 7             SCHEDULE 13D               Page 5  of  9 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Barry W. Blank IRA
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     28,500
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     N/A
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       28,500
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     N/A
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    28,500
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.15%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

---------------------                                        -------------------
CUSIP NO. 26841E 10 7             SCHEDULE 13D               Page 6  of  9 Pages
---------------------                                        -------------------


ITEM 1. SECURITY AND ISSUER.

     The title and class of equity securities to which this Statement relates is the common stock, $0.001 par value per share, (the "Common Stock") of EDT Learning, Inc., a Delaware corporation (EDT).

     The address of the principal executive offices of EDT Learning, Inc. is 2999 N. 44th Street, Suite 650, Phoenix, AZ 85018.

ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule is filed on behalf of Barry W. Blank, the Barry W. Blank Trust and the Barry W. Blank IRA (referred individually as "Reporting Person" and collectively as, the Reporting Persons). The names, residences or business addresses and principal occupation of the Reporting Persons are set forth below. None of the Reporting Persons has been convicted in a criminal proceedings (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Barry W. Blank is a citizen of the United States.

REPORTING PERSONS             PRINCIPAL ADDRESS    PRINCIPAL OCCUPATION/BUSINESS
-----------------             -----------------    -----------------------------

Barry W. Blank                P.O. Box 32056
                              Phoenix, AZ 85064               Investor

The Barry W. Blank IRA        P.O. Box 32056
                              Phoenix, AZ 85064               N/A

The Barry W. Blank Trust      P.O. Box 32056
                              Phoenix, AZ 85064               N/A

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The shares purchased by Barry W. Blank were purchased with personal funds.

---------------------                                        -------------------
CUSIP NO. 26841E 10 7             SCHEDULE 13D               Page 7  of  9 Pages
---------------------                                        -------------------


ITEM 4. PURPOSE OF TRANSACTION.

     The acquisition of shares of Common Stock of EDT is for investment purposes only. The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (i), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to any of such matters, but have no present intention of doing so.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The contents of the cover page of this Statement are incorporated into this Item 5 for each Reporting Person. Under SEC rules and as of the date of this filing, Barry W. Blank IRA beneficially owns 28,500 Common Shares, Barry W. Blank Trust owns 2,072,400 Common Shares, and Barry W. Blank owns 190,000 Common Shares.

     The Common Shares beneficially owned by Barry W. Blank IRA are comprised of 28,500 shares of Common Stock which were purchased in the open market.

     The Common Shares beneficially owned by Barry W. Blank Trust are comprised of 72,400 shares of Common Stock which were purchased in the open market, 1,000,000 shares of Common Stock which are issuable upon conversion of a 12% Convertible Subordinated Note with a conversion price for such conversion at a price per share equal to $1.00 and 1,000,000 shares of Common Stock which are issuable upon the exercise of warrants at an exercise price of $3.00 per share.

     The Common Shares beneficially owned by Barry W. Blank are comprised of 190,000 shares of Common Stock issuable upon exercise of Warrants which entitle him to subscribe for 3.8 units and purchase from the Company at the exercise price of Sixty Thousand Dollars ($60,000) per Unit with each unit consisting of:
(i) an unsecured convertible redeemable subordinated note in the principal amount of $50,000 which is convertible into the Company's common stock, at a price of $1.00 per share, and (ii) a warrant to purchase 50,000 shares of Common Stock with an exercise price of $3.00 per share of Common Stock. These warrants were received by Mr. Barry W. Blank in his capacity as an affiliate of the Placement Agent, Murphy Durieu, in the public placement offering of the Company in 2002.

     (b) No transaction in the Common Shares was effected by a Reporting Person since the last filing or within the past 60 days.

     (c) No other person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

---------------------                                        -------------------
CUSIP NO. 26841E 10 7             SCHEDULE 13D               Page 8  of  9 Pages
---------------------                                        -------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Person is an affiliate of Murphy & Durieu, the Placement Agent for EDT's Convertible Note offering. The Placement Agent received a commission equal to 10%. Based on the knowledge of the Reporting Persons there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among any Reporting Persons and any other person with respect to any securities of EDT.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None.

---------------------                                        -------------------
CUSIP NO. 26841E 10 7             SCHEDULE 13D               Page 9  of  9 Pages
---------------------                                        -------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: September 26, 2002               Barry W. Blank


                                        By: /s/ Barry W. Blank
                                            ------------------------------------
                                            Barry W. Blank


                                        The Barry W. Blank IRA


                                        By: /s/ Barry W. Blank
                                            ------------------------------------
                                            Barry W. Blank


                                        The Barry W. Blank Trust


                                        By: /s/ Barry W. Blank
                                            ------------------------------------
                                            Barry W. Blank